

October 22, 2010

Mr. Peter J. Crage
  Chief Financial Officer
CEDAR FAIR, L.P.
One Cedar Point Drive
Sandusky, Ohio 44870-5259

> **Re: Cedar Fair, L.P.**
> **Supplemental response letter dated October 7, 2010 regarding the**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File No. 1-09444**

Dear Mr. Crage:

We have reviewed your supplemental response letter to us filed on October 7, 2010 in response to our letter of comment dated September 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2009)

Management's Discussion and Analysis

Business Overview, page 16

1.   We have reviewed your response to our prior comment 1. Please expand your proposed future filing disclosure to include language similar to 'each park is run by a general manager and operates autonomously, and that discrete financial information and operating results are not prepared at the regional level, but rather at the individual park level for use by the CEO, who is the Chief Operating Decision Maker (CODM), as well as the CFO, the park general managers who report up to one of two corporate vice presidents, and the two corporate vice presidents who report directly to the CEO.'

2.   Consideration should be given to providing a comprehensive discussion of your determination of operating and reporting segments and the purpose of the creation of regional groupings in your discussion of Critical Accounting Policies in MD&A.

Financial Statements

Note 3. Goodwill and Other Intangible Assets, page 38

3.   To facilitate our analysis of your responses, please supplementally provide us with a schedule of activity in goodwill by individual park between December 31, 2006 and December 31, 2009. Explain each individually significant increase and decrease in the balance. Separately, please provide us with a similar schedule of activity for trade names. We may have further comments upon review of your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and Dana Brown, Attorney-Advisor, at (202) 551-3859, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief